Exhibit (a)(5)(A)

November 8, 2010

Dear Stockholder:

TPC Group Inc. is offering to purchase for cash shares of its common stock from its existing stockholders at a price of not less than $24.50 nor greater than $27.50 per share upon the terms and subject to the conditions described in the enclosed Offer to Purchase and Letter of Transmittal. TPC Group will purchase shares having an aggregate purchase price of no more than $130 million. After the expiration date of the offer, TPC Group will determine a single price per share, which will be not less than $24.50 and not more than $27.50 per share, that it will pay for the shares of our common stock properly tendered in the offer and not properly withdrawn, taking into account the number of shares tendered and the prices specified (if any) by stockholders tendering shares. The purchase price will be the lowest price per share of not less than $24.50 and not more than $27.50 per share, at which shares have been tendered or have been deemed to be tendered in the offer, that will enable TPC Group to purchase the maximum number of shares properly tendered in the offer and not properly withdrawn having an aggregate purchase price not exceeding $130 million. All shares purchased pursuant to the offer will be purchased at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered at or below the purchase price and not properly withdrawn.

The terms and conditions of the tender offer are explained in detail in the enclosed offer to purchase and the related letter of transmittal. We encourage you to read these materials carefully before making any decision with respect to the tender offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

Although our Board of Directors has authorized the Offer, it has not, nor has the Company, Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager, Georgeson Inc., the Information Agent or American Stock Transfer & Trust Company, LLC, the Depositary, made, or is making, any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the price or prices at which you may choose to tender your shares. You must make your own decisions as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which you will tender them. In doing so, you should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purposes and effects of the Offer. You are urged to discuss your decisions with your own tax advisors, financial advisors and/or brokers.

THE TENDER OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 8, 2010, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY US.

If you have any questions regarding the tender offer or need assistance in tendering your shares, you may contact the Information Agent for the tender offer, at 888-206-5970. Requests for additional copies of the offer to purchase, the letter of transmittal or the notice of guaranteed delivery may also be directed to the Information Agent.

Sincerely,

Charles W. Shaver

President and Chief Executive Officer